

Mail Stop 3720

February 4, 2010

Mr. John J. Joyce
Chief Executive Officer
Ambient Corporation
79 Chapel Street
Newton, Massachusetts 02458

      RE: **Ambient Corporation**
            Form 10-K for the year ended December 31, 2008
            Filed March 11, 2009
            File No. 0-23723

            Forms 10-Q for fiscal quarter ended September 30, 2009
            Filed November 16, 2009

Dear Mr. Joyce:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                          Sincerely,

                          Carlos Pacho
                          for

                          Larry Spirgel
                          Assistant Director